FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-174043

August 5, 2013

WESTERN GAS PARTNERS, LP

$250,000,000 SENIOR NOTES DUE 2018

Issuer:	Western Gas Partners, LP

Security Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Pricing Date:	August 5, 2013

Settlement Date (T+7):	August 14, 2013

Maturity Date:	August 15, 2018

Principal Amount:	$250,000,000

Benchmark Treasury:	1.375% due July 31, 2018

Benchmark Price / Yield:	99-28 3/4 / 1.396%

Spread to Benchmark:	T+123 bps

Yield to Maturity:	2.626%

Coupon:	2.600%

Public Offering Price:	99.879%

Net Proceeds Before Expenses:	$248,197,500

Optional Redemption:	Redeemable at any time before July 15, 2018 in an amount equal to the principal amount plus a make whole premium, using a discount rate of T + 20 bps, plus accrued and unpaid interest. Redeemable at any time on or after July 15, 2018 in an amount equal to the principal amount plus accrued and unpaid interest.

Interest Payment Dates:	February 15 and August 15, beginning on February 15, 2014

CUSIP / ISIN:	958254 AC8 / US958254AC81

Joint Book-Running Managers:	Wells Fargo Securities, LLC
U.S. Bancorp Investments, Inc.
DNB Markets, Inc.
Scotia Capital (USA) Inc.
SG Americas Securities, LLC

Co-Managers:	BMO Capital Markets Corp.
Comerica Securities, Inc.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 and U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated August 5, 2013 (the “Preliminary Prospectus Supplement”). The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.